SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1 )

Florida Public Utilities Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
341135101
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 23, 2008
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	341135101	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy West, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Montana

	7	SOLE VOTING POWER

NUMBER OF		344,074

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		344,074

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

344,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	341135101	Page	3	of	5	Pages
Introduction.
     This Amendment No. 1 to Schedule 13D is filed by Energy West, Incorporated, a Montana corporation (“Energy West”), relating to shares of common stock, par value $1.50 per share (the “Shares”), of Florida Public Utilities Company, a Florida corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by Energy West were acquired for the aggregate purchase price of approximately $271,597 (excluding commissions) with working capital of Energy West.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On April 23, 2009, Energy West sent a letter to the Company regarding the Company’s recent announcement of its proposed merger with Chesapeake Utilities Corporation (“Chesapeake”). In the letter, Energy West expressed disappointment that it had not received a response to Energy West’s April 10, 2009 offer to acquire all of the issued and outstanding shares of the Company for $73.4 million or $12.00 per share. The Company’s shareholders would have received approximately 1.53 shares of common stock of Energy West for each share of the Company’s common stock held. Energy West believes that its offer compares favorably to the offer made by Chesapeake and, further, states that it may have increased its April 10 offer had it known that the Company was in discussions with another party. Accordingly, Energy West, the Company’s second largest shareholder, expects to vote “no” on the proposed merger with Chesapeake and may determine in the future to encourage other shareholders to vote “no.” In addition, Energy West encourages the Company to re-examine its sales process and evaluate whether the Company has achieved the best price for the Company’s shareholders. The letter is attached as Exhibit 7.1.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) and (c) is amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 6,116,505 Shares outstanding.
     Energy West beneficially owns 344,074 Shares, or 5.6% of the outstanding Shares. As Chairman and Chief Executive Officer of Energy West, Richard M. Osborne may be deemed to beneficially own the Shares owned by Energy West. Mr. Osborne disclaims beneficial ownership of the Shares owned by Energy West.

CUSIP No.	341135101	Page	4	of	5	Pages
     (c) During the past 60 days, Energy West has purchased 23,988 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)

4/14/2009	100	$9.98
4/16/2009	1,500	$10.40
4/17/2009	600	$10.40
4/20/2009	500	$11.36
4/20/2009	2,600	$11.35
4/20/2009	3,400	$11.37
4/20/2009	6,015	$11.40
4/20/2009	5,300	$11.42
4/20/2009	1,000	$11.43
4/21/2009	1,899	$11.41
4/21/2009	1,074	$11.84
Item 7. Material to be Filed as Exhibits.
     7.1 Letter to Florida Public Utilities Company dated April 23, 2009

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 24, 2009

Energy West, Incorporated
/s/ Thomas J. Smith
Thomas J. Smith
Vice President and Chief Financial Officer

Page 5 of 5 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter to Florida Public Utilities Company dated April 23, 2009